

July 21, 2011

Via E-mail
Jeffrey D. Kelly
Executive Vice President and
Chief Financial Officer
RenaissanceRe Holdings Ltd.
Renaissance House
12 Crow Lane
Pembroke HM 19, Bermuda

> **Re:** **RenaissanceRe Holdings Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 25, 2011**
> **File No. 001-14428**

Dear Mr. Kelly:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows and Liquidity, page 107

1. Please provide us revised disclosure to be included in future periodic reports that includes an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
Other Investments, page F-13

2. You state that due to a lag in reporting, some of your fund managers, fund administrators, or both, are unable to provide final fund valuations as of the Company's current reporting date and that you estimate the value of the investment based on the information known. Please tell us the length of lag in reporting and the amount of the changes in estimate recorded in the periods presented.

Note 10. Reserve for Claim and Claim Expenses, page F-40

3. Your favorable developments of $302 million and $266 million in the years ended December 31, 2010 and 2009, respectively, appear high compared to the beginning reserve balance, the current year's reserve, and net income. Regarding your discussion of favorable developments below the table on page F-40, please provide us revised disclosure to be included in future periodic reports to address the following:
   - Identify the underlying factors that caused the actual experience to come in better than expected; and
   - Clarify the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant